Exhibit 2.01

Resource Extraction Payment Report (a)

Resource Extraction Issuer: EQT Corporation

Fiscal year in which payments were made: Fiscal year ended December 31, 2024 (the “Reporting Year”)

Currency used to make the payments: USD

Type of Payment
Community
and Social
		Department,								Responsibility
		Agency, Etc.								Payments that
		Within Payee								are
		That							Payments for	Required by
	Payee (Government That	Received				Production			Infrastructure	Law or	Total
Country	Received the Payment)	Payments	Taxes (b)	Royalties	Fees	Entitlements	Bonuses	Dividends	Improvements	Contract	Payments
United States	U.S. Federal Government	Department of Treasury	$11,158,997	—	—	—	—	—	—	—	$11,158,997
Total			$11,158,997	—	—	—	—	—	—	—	$11,158,997

(a)

In accordance with the requirements of Form SD, this exhibit discloses only payments made during the Reporting Year to a foreign government or the U.S. Federal Government which equal or exceed $100,000, whether made as a single payment or series of related payments.

(b)

Consists of $4,500,000 in federal income taxes paid by EQT Corporation (the “Company”), which files a consolidated income tax return in the United States, plus $6,658,997 in interest payments related to additional taxes owed for the 2016 tax year following conclusion of an audit initiated by the Internal Revenue Service. The U.S. Federal Government levies corporate income taxes at the entity level rather than on a per-project basis. Accordingly, the Company has disclosed in this exhibit payments of federal income taxes at the entity level. These payments relate not to particular projects but to the consolidated income of the Company. The Company is the parent of several wholly owned subsidiaries which are engaged in the commercial development of natural gas, oil and minerals principally in Pennsylvania, West Virginia and Ohio. The Company also has working interests as a non-operator in certain oil and natural gas wells primarily located in the Appalachian Basin in the United States.